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April 11, 2025

VIA EDGAR

Re:	BlackRock Monticello Debt Real Estate Investment Trust

Pre-Effective Amendment No. 2 to Registration Statement on Form 10-12G

Filed March 14, 2025

File No. 000-56720

Mr. Peter McPhun

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of BlackRock Monticello Debt Real Estate Investment Trust (the “Company”), we hereby transmit via EDGAR to the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 1 (“Post-Effective Amendment No. 1”) to the above-referenced Registration Statement on Form 10-12G (the “Registration Statement”). The Company has prepared Post-Effective Amendment No. 1 to respond to the Staff’s comments in its letter dated March 27, 2025, relating to the Registration Statement (the “Comment Letter”) and to otherwise update its disclosure.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Post-Effective Amendment No. 1. Unless otherwise defined below, terms defined in Post-Effective Amendment No. 1 and used below shall have the meanings given to them in Post-Effective Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	- 2 -	April 11, 2025

Amended Registration Statement on Form 10

Investment Company Act Considerations, page 21

1.

We note that the fifth paragraph on page 22 indicates that you intend to treat most types of CMBS, non-qualifying subordinated financing, and any debt or equity securities issued by companies primarily engaged in the business of purchasing mortgages or other interests in real estate and securities issued by pass-through entities of which substantially all of the assets consist of qualifying assets and/or real estate-related assets as Real Estate-Related Interests (emphasis added). Please add disclosure at the end of this paragraph clarifying that any such holding not treated as Real Estate-Related Interests would not be treated as Qualifying Interests (i.e., such holding would be among the 20% of assets comprised of non-qualifying and non-real estate-related assets), or otherwise advise.

The Company has revised the disclosure on Page 22 in response to the Staff’s comments.

2.

Please explain supplementally the basis for treating securities issued by pass-through entities of which substantially all the assets consist of real estate-related assets as Real Estate-Related Interests. Your response should cite any relevant Commission or Staff positions.

The Company respectfully notes that to the extent it owns securities issued by pass-through entities of which substantially all of the assets consist of real estate-related assets, the Company will not treat such securities as Real Estate-Related Interests, but instead will treat such securities as part of the 20% of assets primarily comprised of non-qualifying and non-Real Estate-Related Interests.

* * * * * * *

Please do not hesitate to call me at (202) 636-5924 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Daniel B. Honeycutt
Daniel B. Honeycutt

Cc:	U.S. Securities and Exchange Commission

Peter McPhun

Kristina Marrone

Ruairi Regan

Dorrie Yale

BlackRock Monticello Debt Real Estate Investment Trust

Robert Karnes, President

Alan G. Litt, Executive Vice President

Robert J. Weiss, Secretary, General Counsel